October 7, 2008

United States Securities & Exchange Commission
100 F St, N.E.
Washington, DC 20549

Re:	Supatcha Resources Inc.
Registration Statement on Form S-1
Filed September 2, 2008
File No. 333-153293

Dear Mr. Schwall:

We represent Supatcha Resources Inc., (the “Company”). We are in receipt of your letter dated September 23, 2008, the following are our responses.

Form S-1 filed September 2, 2008-9-29

General

1.	Please provide page numbers throughout your registration statement. For the purpose of this review, we are referencing the page numbers corresponding to the printed EDGAR copy of the filing.

Answer: The registration statement has been revised with page numbers corresponding to the printed EDGAR copy.

2.

We note that the cover page required by item 501 of Regulation S-K is located on the third page of your prospectus, after the Table of Contents and the Prospectus Summary. Please relocate the cover page so that it is immediately after the front cover page of the registration statement as required by item 1 of Form S-1.

Answer: The cover page has been relocated so that it is immediately after the front cover page of the registration statement as required by item 1 of Form S-1.

3.

Similarly, relocate the sections entitled management’s Discussion and Analysis or Plan of Operations; Management; Executive Compensation; Security Ownership of Certain Beneficial Owners and Management; Transactions with Related Persons, Promoters and Certain Controls Persons; and Disclosure of Commission Position on Indemnifications of Securities Act Liabilities. We note that these sections are included in the financial statements. Move these sections to Part I of the registration statement.

Answer: The sections entitled management’s Discussion and Analysis or Plan of Operations; Management; Executive Compensation; Security Ownership of Certain Beneficial Owners and Management; Transactions with Related Persons, Promoters and Certain Controls Persons; and Disclosure of Commission Position on Indemnifications of Securities Act Liabilities have been moved to Part I of the registration statement.

Description of Business, page 14

4.

We note your disclosure that your single mineral claim has an expiration date of January 14, 2008. In the purchase and sale agreement that is attached as Exhibit 10.1, however, the expiration date is listed as July 14, 2008. Please reconcile these dates.

Answer: The Bonanza claim purchase and sale agreement has been extended until July 14, 2009. The Registration Statement has been revised accordingly.

5.

In addition to the contradiction above, we note that both listed expiration dates for your interest in the Bonanza Claim have already passed. Therefore, it appears that your interest in Bonanza has expired. Please explain whether and how you continue to hold an interest in Bonanza Claim and provide updated disclosure throughout your prospectus.

Answer: The interest in the Bonanza Claim interest has been extended until July 14, 2009. The Registration Statement has been revised accordingly.

6.

Please provide further detail regarding your plan of operations. We note that your plan is to conduct exploration work on the Bonanza claim and that you provide a summary of Mr. Laurence Sookochoff, P. Eng.’s geology report, which lays out a recommended exploration program for the property. It is unclear whether you intend to implement the program, how you intend to fund the implementation of the program, and the time frame for implementing it. Also tell us why you have not provided a consent from Mr. Sookochoff, whose report is referenced in the filings.

Answer: The Company has revised the plan of operations. The consent from Mr. Sookochoff has been included as exhibit 10.3.

Management, page 49

7.

In the summary of Mr. Axent’s business background, you disclose that “since 2004, Mr. Axent has acted as President of Tao Mineral Inc. in Ontario.” A search of our records, however, only reveals a Tao Minerals LTD. in Medellin, Columbia. Tao Minerals LTD’s most recent annual report on Form 10-KSB, file number 0- 51922, discloses that “Mr. Axent resigned as an officer and director on March 5,

2006.” Please explain whether and in what capacity Mr. Axent remains affiliated with Tao Minerals LTD. If he indeed resigned in 2006, update your disclosure to reflect this fact. Also revise the disclosure to reflect the correct name of the company.

Answer: Mr. Don Axent is no longer involved with Tao Minerals Ltd. He resigned as an officer and director on March 5, 2006. The Registration Statement has been revised accordingly.

8.	Your officers appear to be involved in other business outside your company. Disclose the amount of time that each officer devotes to your company’s operations.

Answer: Mr. Donald Axent currently spends approximately 15% of his business time providing services to the Company. Mr. William Kosoris and Mr. Brian Matsun currently devote approximately 10% of their business time to the Company’s affairs. The Registration Statement has been revised accordingly.

Very truly yours,

ANSLOW & JACLIN, LLP

By: Gregg E. Jaclin
       Gregg E. Jaclin